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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                      HOME PRODUCTS INTERNATIONAL, INC.
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            (Exact name of Registrant as specified in its Charter)



                DELAWARE                             36-4147027
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 (State of incorporation or organization)   (IRS Employer Identification No.)



         4501 WEST 47TH STREET
          CHICAGO, ILLINOIS                            60632
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(Address of principal executive offices)             (Zip Code)



If this Form relates to the registration of a class of debt securities and is to become effective pursuant to General Instruction A(c) (1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneous with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c) (2), please check the following box. [ ]

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                   Title of each class to be so registered:
                                     None
        Name of each exchange on which each class is to be registered:
                                     None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

       Rights to Purchase Series B Junior Participating Preferred Stock
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                               (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     GENERAL. On May 21, 1997 the Board of Directors (the "BOARD") of Home Products International, Inc. (the "COMPANY") declared a dividend of one preferred stock purchase right (each a "RIGHT") for each outstanding share of the Company's common stock, par value $.01 per share (the "COMMON STOCK"). The distribution is payable on August 20, 1997, to holders of record of Common Stock on that date. In addition, until the Rights become exercisable as described below and in certain limited circumstances thereafter, the Company will issue one Right for each share of Common Stock issued after August 20, 1997. Each Right, when it becomes exercisable, will entitle its registered holder to purchase from the Company one one-hundredth of a share of the Company's Series B Junior Participating Preferred Stock, par value $.01 ("PREFERRED STOCK") at a price of $40.00 (the "EXERCISE PRICE") per one-hundredth share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "RIGHTS AGREEMENT") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.


     DISTRIBUTION DATE. The Rights will not be exercisable until the Distribution Date (as defined below). Prior to the Distribution Date, they will be evidenced by the Common Stock certificates together with a copy of the Summary of Rights and will be transferred with and only with the Common Stock. In general, the Rights will separate from the Common Stock and "Distribution Date" will occur upon the earlier of the following: (1) the tenth business day after the first public disclosure that a person or group of affiliated or associated persons (an "ACQUIRING PERSON") has acquired beneficial ownership of 15% or more of the outstanding Common Stock (the "SHARE ACQUISITION DATE"), or
(ii) the tenth business day after the commencement of a tender or exchange offer that, if consummated, would result in one person or group beneficially owning 15% or more of the outstanding Common Stock. A person or group will not be an Acquiring Person, however, by acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock pursuant to a Permitted Offer (as defined below), and no Distribution Date will occur following the commencement of a tender offer or exchange offer that is a Permitted Offer.

     "PERMITTED OFFER" shall mean any tender or exchange offer for all of the outstanding shares of Common Stock of the Company at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer by at least a majority of the members of the Board who are Continuing Directors and who are not officers of the Company, to be appropriate (taking into account all factors which such Continuing Directors deem relevant, including, without limitation, prices reasonably obtainable if the Company or its assets were sold on an orderly basis designed to realize maximum value) and otherwise in the best interests of the Company and its stockholders (other than the Person or any Affiliate or Associate thereof on whose behalf or for whose benefit such tender or exchange offer is being made).

     On the Distribution Date, each Right will become exercisable to purchase one one-hundredth share of Preferred Stock until August 20, 2007 (the "FINAL EXPIRATION DATE"), except as described below, unless the Rights are earlier redeemed. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "RIGHTS CERTIFICATES") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution

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Date.  The separate Rights Certificates will thereafter evidence ownership of the Rights, which will then trade separately from the Common Stock.

     TERMS OF PREFERRED SHARES.   Dividends on the Preferred Stock
will be payable quarterly in an amount for each one-hundredth of a share of Preferred Stock equal to the greater of (a) $1.00 and (b) 100 times the aggregate per share amount of any dividend declared on the Company's Common Stock (the "DIVIDEND MULTIPLE") for such quarter. Unpaid dividends will cumulate. The Preferred Stock will not be redeemable. Each one-hundredth share of Preferred Stock will have the same voting rights as one share of Common Stock. The Preferred Stock will have a liquidation preference of an amount equal to the accrued and unpaid dividends thereon, whether or not declared, plus an amount equal to the Dividend Multiple per hundredth of a share.

     Pursuant to the Rights Agreement, the exercise price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends), assets or subscription rights or warrants (other than those referred to above).

     The Preferred Stock may be issued in fractions that are integral multiples of one one-hundredth of a share. If the Company shall determine not to issue fractional shares of Preferred Stock upon any exercise of Rights, in lieu thereof, an adjustment in cash will be made based on the then current market price of the Preferred Stock.

     EFFECTS OF "TRIGGERING EVENTS." Under certain circumstances, the Rights will entitle their holders to purchase securities other than Preferred Stock. If any person becomes an Acquiring Person other than pursuant to a Permitted Offer, each holder of a Right (except Rights that are void as set forth below) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable in any event until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $40 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $80 worth of Common Stock (or other consideration, as noted above) for $40. Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $40.

     If at any time following the Share Acquisition Date (i) the Company is acquired in a merger or other business combination transaction in which the Common Stock is changed or exchanged or in which the Company is not the surviving corporation (other than a merger that

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follows a Permitted Offer and satisfies certain other requirements), or (ii)
50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that are void as set forth below) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "TRIGGERING EVENTS."

     Any Rights that are beneficially owned by a person who is or who later becomes an Acquiring Person (or any affiliate or associate of an Acquiring Person) or are owned by certain transferees of an Acquiring Person shall become void from and after the time such person becomes an Acquiring Person. Thus, any holder of such a Right (including any subsequent holder) may be unable to exercise the Right after the occurrence of a Triggering Event.

     REDEMPTION. At any time before the earlier of (i) the tenth business day following the Share Acquisition Date, or (ii) August 20, 2007, the Board of Directors of the Company may redeem all, but not less than all, of the then outstanding Rights for $.01 per Right (the "REDEMPTION PRICE"). However, any such redemption may be made only with the concurrence of a majority of the Continuing Directors (as defined below) if it occurs (i) on or after the time that any person becomes an Acquiring Person or (ii) on or after the date of a change (resulting from a proxy or consent solicitation) in a majority of the directors in office at the commencement of such solicitation if any person who is a participant in such solicitation has stated (or if the Board believes) that such person may take action to become an Acquiring Person or otherwise to cause a Triggering Event.

     "CONTINUING DIRECTOR" shall mean (i) any member of the Board, while such a member, who is not a Restricted Person, or a representative or nominee of a Restricted Person, and was a member of the Board prior to the date of this Agreement and (ii) any individual who subsequently becomes a member of the Board and is not a Restricted Person, or a representative or nominee of a Restricted Person, if such individual's nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors then in office.

     If the Board elects to redeem the Rights, the Company will announce the redemption, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     AMENDMENTS. At any time before the Distribution Date, the Company may, without the approval of any holder of the Rights, amend any provision of the Rights Agreement. At any time after the Distribution Date, the Company may amend the Rights Agreement without the approval of the holders of the Rights to cure any ambiguity, to correct any defective or inconsistent provision, subject to certain exceptions, to shorten or lengthen any time period (which may require the concurrence of a majority of the Continuing Directors) or to change a provision in any manner the Company deems necessary and that does not adversely affect the interests of the holders of the Rights; provided, however, the Company (i) can extend the redemption period only if the Rights are redeemable at the time of the extension and (ii) cannot change the Redemption Price, the Final Expiration Date, the Exercise Price or the number of one-hundredths of a share of Preferred Stock for which a Right is exercisable

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     OTHER CONSIDERATIONS.  Until a Right is exercised, its holder, as such, will have no rights as a stockholder of the Company, such as the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable upon the occurrence of a Triggering Event as set forth above.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such person or group may become void. However, as described above, no such event will occur in connection with a Permitted Offer. Moreover, the Rights should not interfere with a merger or other business combination approved by the Board, because the Board (under certain circumstances, with the concurrence of the Continuing Directors) may redeem the Rights for $.01 per Right as described above.

     As of August 1, 1997, there were 6,662,184 shares of Common Stock outstanding. Each such share outstanding as of August 20, 1997 will receive one Right. Prior to the Distribution Date, the Company will issue one Right for each such share of Common Stock issued after August 20, 1997. Two hundred fifty thousand (250,000) shares of Preferred Stock will initially be reserved for issuance upon exercise of the Rights.

     The terms of the Rights are set forth in the Rights Agreement. The form of Rights Agreement, which includes, as Exhibit A, the form of Certificate of Designations of the Preferred Stock and, as Exhibit B, the form of Rights Certificate, is included as Exhibit 1 to this Registration Statement on Form 8-A and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2.  EXHIBITS.

     EXHIBIT 1. Form of Rights Agreement dated as of May 21, 1997, between Home Products International, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. Incorporated by reference from Exhibit 4.2 to Form S-2 Registration Statement (File No. 333-25871) filed on April 25, 1997.


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                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                             HOME PRODUCTS INTERNATIONAL, INC.


                             By:  /s/ James R. Tennant
                                  ---------------------------
                                  James R. Tennant
                                  Chairman of the Board
                                  and Chief Executive Officer



Date:  August 18, 1997